400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474-2737)
www.iShares.com

December 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin Woody
Shannon Sobotka

Re:	iShares® Commodity Optimized Trust
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 28, 2014
File No. 001-36044

Dear Mr. Woody and Ms. Sobotka,

This letter responds to the request in your letter dated November 6, 2014, received on December 1, 2014. For ease of review, the text of your request is included below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.

In future filings, please include a chart showing the Trust’s performance results compared to the Index for the periods presented. Within your response please provide an example of your intended disclosure.

We will provide the requested chart in future filings on Form 10-K. Below is an example of the intended disclosure.

The following graph presents the change in NAV of the Trust and the closing level of the Index for the period from August 8, 2013 (commencement of operations) to December 31, 2014:

* * *

As requested, the Trust hereby acknowledges as follows:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that, as mentioned above, we did not receive a copy of your letter until December 1, 2014, when it was sent to us electronically by Ms. Sobotka. We have sought to respond as soon as practicable under the circumstances. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to contact the undersigned at (415) 670-4663 or Deepa Damre at (415) 670-2850, should you have any further questions.

Sincerely,

iShares® Delaware Trust Sponsor LLC,

in its capacity as the sponsor of the Trust

By:    /s/ Jack Gee

Name: Jack Gee

Title: Chief Financial Officer

cc:     Andrew M. Faulkner, Esq.

  (Skadden, Arps, Slate, Meagher & Flom LLP)